Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-219381
November 2, 2017

PRICING TERM SHEET

STAR BULK CARRIERS CORP.

$50,000,000

8.30% SENIOR NOTES DUE 2022

The information in this pricing term sheet relates to the offering of the 8.30% Senior Notes due 2022 of Star Bulk Carriers Corp. (the “Offering”) and should be read together with the preliminary prospectus supplement dated November 2, 2017 and the accompanying base prospectus dated September 6, 2017 relating to the Offering (together, the “Preliminary Prospectus”), including the documents incorporated by reference therein. Terms used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer	Star Bulk Carriers Corp.

Securities Offered	8.30% Senior Notes due 2022 (the “Notes”)

Principal Amount	$50,000,000 principal amount of Notes

Maturity	November 15, 2022

Optional Redemption
On or after May 15, 2019, the Notes are redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the date fixed for redemption. See “Description of Notes—Optional Redemption”

Make-Whole Redemption
Prior to May 15, 2019, the Notes are redeemable at the Issuer’s option at a make-whole call equal to T+50 basis points, plus accrued and unpaid interest to, but excluding, the date fixed for redemption. See “Description of Notes—Optional Redemption”

Tax Redemption
The Issuer may redeem the Notes in whole, but not in part, at any time at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the date fixed for redemption, if certain events occur involving changes in taxation.

See “Description of Notes—Optional Redemption for Changes in Withholding Taxes.”

Issue Price	100.00%

Coupon	8.30%

Interest Payment Dates	February 15, May 15, August 15 and November 15, commencing February 15, 2018

Record Dates	February 1, May 1, August 1 and November 1 (whether or not a Business Day), immediately preceding the relevant Interest Payment Date

Trade Date	November 2, 2017

Settlement Date	November 9, 2017 (T + 5) (DTC)

Public Offering Price	$25.00 per Note

Underwriters’ Discounts and Commissions	$0.7875 per Note, to be paid by Star Bulk Carriers Corp. with cash on hand

Proceeds to Issuer per Notes	$25.00 per Note

Net Proceeds to the Issuer	$50,000,000.00

Denominations	$25.00 and integral multiples of $25.00 in excess thereof

Offer to Purchase
If a Change of Control or a Limited Permitted Asset Sale (each as defined in the Preliminary Prospectus) occurs, the Issuer must offer to repurchase the Notes at a redemption price equal to 101% of the principal amount, plus accrued and unpaid interest to, but excluding, the date of repurchase. See “Description of Notes— Change of Control Permits Holders to Require us to Purchase Notes” and “Description of Notes—Certain Covenants— Limitation on Asset Sales.”

Ratings	The Notes will not be rated by any nationally recognized statistical rating organization.

Listing
The Issuer has applied for listing of the Notes on the NASDAQ Global Select Market. If approved for listing, trading on the NASDAQ Global Select Market is expected to commence within 30 days after the Notes are first issued.

CUSIP/ISIN	Y8162K 303/USY8162K3033

Joint Book-Running Managers	Morgan Stanley & Co. LLC Stifel, Nicolaus & Company, Incorporated

Certain Covenants	The indenture governing the Notes will include the covenants described under “Description of Notes—Certain Covenants” in the Preliminary Prospectus.

Star Bulk Carriers Corp. (“Star Bulk”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in such registration statement and other documents Star Bulk has filed with the SEC for more complete information about Star Bulk and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Star Bulk, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649 or Stifel, Nicolaus & Company, Incorporated at 1-855-300-7136.